Exhibit 3.97

ARTICLES

OF

INCORPORATION OF ENCINO HOSPITAL CORPORATION, INC.

I.

The name of this corporation is Encino Hospital Corporation, Inc.

II.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of profession permitted to be incorporated by the California Corporations Code.

III.

The name of this corporation’s initial agent for service of process in the State of California is: CT Corporation System.

IV.

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is one thousand (1,000 shares).

DATED: April 29, 1987

(Incorporator)

(Incorporator)

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